EXHIBIT 12
FINANCIAL INSTITUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Nine months ended
	September 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
EARNINGS:

Pre-tax income (loss) from continuing operations	$23,650	$20,581	$(47,459)	$21,209	$23,607	$2,852
Fixed charges	17,677	27,633	36,518	49,153	45,715	37,379

Earnings, including interest on deposits (a)	$41,327	$48,214	$(10,941)	$70,362	$69,322	$40,231

LESS: Interest on deposits	11,253	19,090	29,349	42,714	37,445	30,255

Earnings, excluding interest on deposits (b)	$30,074	$29,124	$(40,290)	$27,648	$31,877	$9,976

FIXED CHARGES:
Interest on deposits	$11,253	$19,090	$29,349	$42,714	$37,445	$30,255
Interest on borrowings	2,238	3,127	4,268	4,425	6,159	6,140
Amortized premiums, discounts and capitalized expenses related to indebtedness (1)	—	—	—	—	—	—
Estimated interest component of rent expense (2)	107	147	111	97	90	65
Preferred security dividends (3)	4,079	5,269	2,790	1,917	2,021	919

Fixed charges, including interest on deposits (c)	$17,677	$27,633	$36,518	$49,153	$45,715	$37,379

LESS: Interest on deposits	11,253	19,090	29,349	42,714	37,445	30,255

Fixed charges, excluding interest on deposits (d)	$6,424	$8,543	$7,169	$6,439	$8,270	$7,124

Ratio of earnings to combined fixed charges and preferred security dividends:
Including interest on deposits (a / c)	2.34	1.74	*	1.43	1.52	1.08
Excluding interest on deposits (b / d)	4.68	3.41	*	4.29	3.85	1.40

(1)	Any discount, premium or capitalized expenses on debt are included in interest on borrowings.

(2)	Estimated to be approximately 10% of rent expense.

(3)	Preferred security dividends are shown on a tax-equivalent basis, computed using the effective income tax rate from continuing operations for each period shown.

*	Ratios for this period are less than 1.00. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $47.5 million.